		EXHIBIT 21

Astec Industries, Inc.
LIST OF SUBSIDIARIES

Name	Percentage Owned	Jurisdiction of Incorporation

Astec do Brasil Fabricacao de Equipamentos LTDA	85	Brazil
Astec Australia Pty Ltd	100	Australia
Astec, Inc.	100	Tennessee
Astec Insurance Company	100	Vermont
Astec Mobile Machinery GmbH	100	Germany
Astec Mobile Screens, Inc.	100	Nevada
Astec Underground, Inc.	100	Tennessee
Breaker Technology, Inc.	100	Tennessee
Breaker Technology Ltd	100	Ontario, Canada
Carlson Paving Products, Inc.	100	Washington
CEI Enterprises, Inc.	100	Tennessee
GEFCO, Inc.	100	Tennessee
Heatec, Inc.	100	Tennessee
Johnson Crushers International, Inc.	100	Tennessee
Kolberg-Pioneer, Inc.	100	Tennessee
Osborn Engineered Products SA (Pty) Ltd	94	South Africa
Peterson Pacific Corp.	100	Oregon
Roadtec, Inc.	100	Tennessee
Telsmith, Inc.	100	Delaware